UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE  13D

Under the Securities Exchange Act of 1934

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

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(Name of Issuer)

Common Stock, $.0001 par value

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(Title of Class of Securities)

15100K201

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(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 1,034,738 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 1,034,738 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,738 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 1,034,738 Shares
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 1,034,738 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,738 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This statement refers to the common stock, $0.0001 par value ("Common Stock"), of Chelsea Therapeutics International, Ltd. (the "Company"). The address of the Company is 13950 Ballantyne Corporate Place, Unit 325, Charlotte, North Carolina 28277.

Item 2. Identity and Background

This statement is being filed on behalf of Josiah T. Austin ("Austin"), a U.S. citizen, and El Coronado Holdings, LLC ("ECH") an Arizona limited liability company (collectively the "Reporting Persons").

Further information regarding the identity and background of the Reporting Persons is as follows:

        For Austin:

        (a)     Josiah T. Austin;

        (b)     4673 Christopher Place, Dallas, Texas 75204;

        (c)     Present principal occupation: individual investor.

        For ECH:

        (a)     El Coronado Holdings, L.L.C.;

        (b)     4673 Christopher Place, Dallas, Texas 75204;

        (c)     Holding Company;

        (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Acting on behalf of ECH, Austin purchased from March 27, 2006 to October 12, 2006 a total of 1,034,738 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $3,648,143.62. The primary source of funds for these purchases was existing funds of ECH.

All dollar amounts are in U.S. dollars.

Item 4. Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or add to these investments in common stock.

Item 5. Interest in Securities of the Issuer

        (a)     ECH and Austin, in his capacity as sole Managing member of ECH, are the beneficial owners of 1,034,738 shares of the Company's Common Stock (which is 5.25 % based on 19,707,129 shares outstanding as of August 10, 2006, as reported on the Company's 10-Q filed on August 14, 2006).

        (b)     As sole Managing Member or ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 1,034,738 shares of common stock.

        (c)     No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.
Reporting Person	Sale/Purchase	Date	No. of Shares	Price Per Share
ECH	Purchase	8/22/06	50,000	$3.12
ECH	Purchase	8/29/06	138,200	$3.15
ECH	Purchase	10/12/06	177,000	$4.40

        (d)     No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

        (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date:	October 20, 2006	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH.